EXHIBIT 4.4

DESCRIPTION OF OUR CAPITAL STOCK
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

General

As of December 31, 2022, Accelerate Diagnostics, Inc. (“we”, “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share.

Our authorized capital stock consists of 205,000,000 shares with a par value of $0.001 per share, comprised of 200,000,000 authorized shares of common stock and 5,000,000 authorized shares of preferred stock. As of March 28, 2023, there were 99,628,245 shares of our common stock, net of treasury shares, and 3,954,546 shares of our Series A Preferred Stock issued and outstanding.

The following summary description is based on the material provisions of our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). This description is not complete and is subject to, and qualified in its entirety by reference to, our certificate of incorporation and our bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.4 is a part, and the DGCL. You should read our certificate of incorporation, our bylaws and the applicable provisions of the DGCL for a complete statement of the provisions described below and for other provisions that may be important to you.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. If we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Our common stock is listed on The Nasdaq Capital Market under the symbol “AXDX.” The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc. Its address is 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103, and its telephone number is (800) 733-1121.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. Preferred stock will be fully paid and nonassessable upon issuance.

The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:
•restricting dividends on the common stock;
•diluting the voting power of the common stock;
•impairing the liquidation rights of the common stock; or
•delaying or preventing changes in control or management of our company.

Series A Preferred Stock

Our Series A Preferred Stock ranks, with respect to the payment of dividends, senior to our common stock and to any other class of securities we may issue in the future that is specifically designated as junior to the Series A Preferred Stock. The holders of Series A Preferred Stock are entitled to receive dividends, out of any assets at the time legally available therefor, prior in preference to any declaration or payment of any dividend on our common stock at the rate of $0.25 per share per annum on each outstanding share of Series A Preferred Stock (as appropriately adjusted for any subsequent stock splits, stock dividends, combinations, reclassifications and the like), when, as and if declared by our board of directors.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock then outstanding are entitled to participate with the holders of our common stock or any other junior securities then outstanding, pro rata on an as-converted basis, in the distribution of all the remaining assets and funds of the Company available for distribution to its stockholders.

The holders of Series A Preferred Stock generally have no voting rights with respect to their shares of Series A Preferred Stock, except as provided by law or to amend, modify or waive any provision of the certificate of designation of the Series A Preferred Stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder, at any time into one share of our common stock. Additionally, each share of Series A Preferred Stock will automatically be converted into one share of our common stock immediately upon a sale of all outstanding stock of the Company or a merger of the Company into another corporation where the pre-merger Company’s stockholders cease to be the controlling stockholders of the post-merger corporation.

Anti-Takeover Effects of Delaware Law and Certificate of Incorporation and Bylaws

Delaware Law

We are subject to the Delaware anti-takeover laws regulating corporate takeovers, including Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in any business combinations with any interested stockholder for a period of three years following the time that such person became an interested stockholder, unless (1) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by our board of directors prior to the time the interested stockholder obtained such status; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to an “interested stockholder.” In general, an “interested stockholder” is a person who owns (or is an affiliate or associate of the corporation and, within the prior three years, did own) 15% or more of the corporation’s voting stock.

Certificate of Incorporation

Our certificate of incorporation provides our board of directors with the express authority to issue up to 5,000,000 shares of serial preferred stock and to determine the price, rights, preferences and privileges of such preferred stock without stockholder approval. In addition, the certificate of incorporation does not provide for cumulative voting. These rights may deter or impede a hostile takeover or change of control or management.

Bylaws

In addition, our bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management.

Vacancies in our Board of Directors

Our bylaws provide that any vacancy occurring in our board of directors may be filled by the affirmative vote of a majority of the remaining members of the board of directors. Each director so elected shall hold office until his or her successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal.

Special Meetings of Stockholders

Under our bylaws, special meetings of stockholders may only be called by the President or a Vice President or the board of directors. Our bylaws further provide that the Secretary shall call a special meeting following receipt of one or more written requests to call a special meeting from stockholders of record who own at least 10% of the voting power of our outstanding shares then entitled to vote on the matter or matters to be brought before the proposed special meeting.

Stockholder Action by Written Consent without a Meeting
Under our bylaws, any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to the Company. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the action referred to therein unless, within 60 days of the earliest dated consent delivered, written consents are delivered signed by a sufficient number of holders to take action.

Requirements for Notice of Stockholder Director Nominations and Stockholder Business

Under our bylaws, nominations for the election of directors may be made by the board of directors or by any stockholder of record who complies with the applicable notice and other requirements set forth in our bylaws.

If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our board of directors, our bylaws contain certain procedures that must be followed for the advance timing required for delivery of stockholder notice of such nomination or other business and the information that such notice must contain.

These provisions of Delaware law and our certificate of incorporation and bylaws could prohibit or delay mergers or other takeovers or changes of control of the Company and may discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to the Company’s stockholders.